Exhibit 99.2

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1

www.denisonmines.com

@DenisonMinesCo

May 4, 2017

VIA SEDAR

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

The Manitoba Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Prince Edward Island Securities Office

Securities Commission of Newfoundland and Labrador

The Toronto Stock Exchange

Denison Mines Corp. - Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matters submitted to the annual general meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Denison Mines Corp. (the “Corporation”) held on May 3, 2017.

The matters voted upon at the Meeting and the results of the voting were as follows:

Item 1: Election of Directors

The seven nominees set forth in the Corporation’s 2017 Management Proxy Circular dated March 22, 2017 (the “Circular”) were elected as directors of the Corporation by majority vote cast. The matter was voted upon by ballot at the Meeting and the outcome of voting was as follows:

Nominee	Votes For	% For	Votes Withheld	% Withheld

W. Robert Dengler	196,503,077	99.09%	1,799,599	0.91%

Brian D. Edgar	195,542,873	98.61%	2,759,803	1.39%

Ron F. Hochstein	166,106,335	83.76%	32,196,341	16.24%

Kwang Hee Jeong	196,483,382	99.08%	1,819,294	0.92%

Lukas H. Lundin	166,441,564	83.93%	31,861,112	16.07%

William A. Rand	196,397,136	99.04%	1,905,540	0.96%

Catherine Stefan	195,460,339	98.57%	2,842,337	1.43%

Item 2: Appointment of Auditors

By majority vote cast by show of hands, PricewaterhouseCoopers LLP was appointed auditor of the Corporation to hold office until the close of the next annual meeting of shareholders or until its successor is appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditor.

If a ballot had been taken, based upon proxy votes by Shareholders received by the Corporation, the voting results on the appointment of the auditors would have been as follows:

Votes For	% For	Votes Withheld	% Withheld	Votes Against	% Against
257,825,771	98.41%	4,162,441	1.59%	Nil	Nil

Item 3: Advisory Vote on Executive Compensation

By majority vote cast by show of hands, a non-binding advisory resolution accepting the Corporation’s approach to executive compensation (the “Executive Compensation Resolution”), the full text of which is set out on page 12 of the Circular, was approved.

If a ballot had been taken, based upon proxy votes by Shareholders received by the Corporation, the voting results on the Executive Compensation Resolution would have been as follows:

Votes For	% For	Votes Withheld	% Withheld	Votes Against	% Against
194,601,087	98.14%	Nil	Nil	3,684,820	1.86%

DENISON MINES CORP.

By:	(signed) “Mac McDonald”
Mac McDonald
VP, Finance & Chief Financial Officer

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